EXHIBIT 99.1
Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2628)
2010 FIRST QUARTER REPORT
This announcement is made by China Life Insurance Company Limited pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
The financial data of the Company for the first quarter of 2010 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to shareholders of the Company and shareholders’ equity attributable to shareholders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.
1.       Important Notice
1.1
The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that there are no false representations, misleading statements or material omissions in this report, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2
Of the eleven Directors of the Company, ten attended the Board Meeting. Non-executive Director Ms. Zhuang Zuojin was on leave and gave written authorization to Non-executive Director Mr. Shi Guoqing to act as proxy to attend and vote at the meeting.

1.3
The Company’s 2010 first quarter financial report is unaudited. Unless otherwise stated, financial data in the income statement and cash flow statement for the same period of 2009 were restated based on the changed accounting policies of the Company.

Commission File Number 001-31914
1.4
Mr. Yang Chao, Chairman of the Company, Mr. Liu Jiade, Vice President in charge of financial affairs, Ms. Hwei-Chung Shao, Chief Actuary and Mr. Yang Zheng, Head of the Financial Department, confirm that the financial reports in this 2010 first quarter report are true and complete.

2.      Basic Information of the Company
2.1	Major accounting data and financial indicators
(Currency: RMB)

			Increase/(decrease)
	As at	As at	compared to
	31 March 2010	31 December 2009	31 December 2009
Total assets (million)	1,281,438	1,226,257	4.5%
Shareholders’ equity attributable to shareholders of the Company (million)	217,424	211,072	3.0%
Net assets per share attributable to shareholders of the Company (RMB per share)	7.69	7.47	3.0%

		Increase/(decrease)
	For the three months ended	compared to the
	31 March 2010	same period of 2009
Net cash flows from operating activities (million)	78,597	48.9%
Net cash flows per share from operating activities (RMB per share)	2.78	48.9%

		For the three months		Increase/(decrease)
	For the Reporting	ended 31 March 2009		compared to the
	Period (from January to	After	Before	same period of 2009
	March)	restatement	restatement	(as restated)
Net profit attributable to shareholders of the Company (million)	10,214	6,131	5,387	66.6%
Basic earnings per share (RMB per share)	0.36	0.22	0.19	66.6%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.36	0.22	0.19	66.9%
Diluted earnings per share (RMB per share)	0.36	0.22	0.19	66.6%
Weighted average ROE (%)	4.77	3.41	3.84	Increase of 1.36 percentage points
Weighted average ROE after deducting non-recurring items (%)	4.77	3.40	3.83	Increase of 1.37 percentage points

Commission File Number 001-31914
Note:
The data and indicators relating to shareholders’ equity refer to shareholders’ equity attributable to shareholders of the Company. The data and indicators relating to net profit refer to net profit attributable to shareholders of the Company.

As at 31 March 2010, investment assets of the Company were RMB 1,209,742 million. For the three months ended 31 March 2010, the gross investment yield was 1.47% (or 5.95% if annualized, the simple annualized gross investment yield = (the gross investment yield for the three months ended 31 March 2010/90)×365), the policy surrender rate was 0.66%, and premiums earned reached RMB 109,990 million (the restated data for the corresponding period of 2009 was RMB 96,373 million), with a growth rate of 14.1%.
Deducting Non-recurring Items and Amount
RMB Million

For the three months ended
Non-recurring items	31 March 2010
Gains/(losses) on disposal of non-current assets	5
Net non-operating income and expenses other than those mentioned above	(4)
Effect of income tax expenses	—
Total	1
Note:
As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair-value gains/(losses) from held-for-trading financial assets and liabilities, as well as investment income from the disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets.

Commission File Number 001-31914
2.2	Total number of shareholders and the top ten shareholders of shares not subject to trading restrictions as at the end of the reporting period

The total number of shareholders at the end of the reporting period	Number of A share holders: 227,922 Number of H share holders: 36,599
Particulars of the top ten holders of shares not subject to trading restrictions

	Number of listed shares
	not subject to trading
	restrictions held as at
	the end of the
Name of shareholder (Full name)	reporting period	Type
China Life Insurance (Group) Company	19,323,530,000	A shares
HKSCC NOMINEES LIMITED	7,268,050,358	H shares
State Development & Investment Corporation	49,800,000	A shares
BOCOM-BOSERA Emerging Growth Stock Securities Investment Fund	31,499,580	A shares
China National Investment & Guaranty Co., Ltd	29,450,014	A shares
ICBC-BOSERA Third Industry Growth Stock Securities Investment Fund	28,499,926	A shares
IFC-Standard Chartered-CITIGROUP GLOBAL MARKETS LIMITED	27,132,961	A shares
DEUTSCHE BANK AKTIENGESELLSCHAFT	22,706,611	A shares
China Pacific Life Insurance Co., Ltd.-Tradition- Ordinary Insurance Products	22,136,682	A shares
ICBC-Lion Stock Securities Investment Fund	22,071,056	A shares

Commission File Number 001-31914
3.      Significant Events
3.1	Particulars of, and reasons for, material changes in major accounting items and financial indicators of the Company
☑ Applicable ☐ Not applicable
(1)	Changes in key financial indicators and its reasons
RMB million

	As at	As at
	31 March	31 December	Increase/
Key Financial Indicators	2010	2009	(decrease)	Main reasons
Total assets	1,281,438	1,226,257	4.5%	Continuous growth of insurance business
Total liabilities	1,062,272	1,013,481	4.8%	Increase in insurance reserves
Shareholders’ equity attributable to shareholders of the Company	217,424	211,072	3.0%	Steady growth of insurance business and investment income resulting in increase of the Company’s overall profit
RMB million

	For the three	For the three
	months ended	months ended	Increase/
Key Financial Indicators	31 March 2010	31 March 2009	(decrease)	Main reasons
Operating profit	12,374	7,483	65.4%	Steady growth of insurance business and investment income resulting in increase of the Company’s overall profit
Net profit attributable to shareholders of the Company	10,214	6,131	66.6%	Steady growth of insurance business and investment income resulting in increase of the Company’s overall profit

Commission File Number 001-31914
(2)	Material changes in major accounting items and its reasons
RMB million

	As at	As at
	31 March	31 December	Increase/
Key Financial Indicators	2010	2009	(decrease)	Main reasons
Cash and cash equivalents	55,632	36,176	53.8%	Increase in investment assets and assets allocation rebalancing
Held-for-trading financial assets	4,223	9,102	–53.6%	Sale of part of held-for-trading financial assets
Securities purchased under agreements to resell	19,208	—	N/A	Assets allocation rebalancing
Premiums receivables	12,252	6,818	79.7%	Accumulation of renewal premiums
Long-term equity investments	16,713	8,470	97.3%	New long-term equity investment project
Financial assets sold under agreements to repurchase	—	33,553	–100%	Assets allocation rebalancing
RMB million

	For the three	For the three
	months ended	months ended	Increase/
Key Financial Indicators	31 March 2010	31 March 2009	(decrease)	Main reasons
Unearned premium reserves	281	810	–65.3%	The variation of the pace of development of short-term insurance business
Investment income	18,339	11,711	56.6%	Increase in equity investment income and dividends from securities investment funds
Fair value gains/(losses)	(340)	841	–140.4%	Impact of capital market fluctuation
Other operating income	728	550	32.4%	Increase in business income of the Company’s subsidiaries, etc.
Claims expense	14,921	23,893	–37.6%	Decrease in maturity benefits
Increase of insurance reserve	77,868	56,020	39.0%	Increase in insurance business and decrease in maturity benefits
Policyholder dividends	4,065	2,096	93.9%	Increase in investment yield for participating products and the growth of participating insurance business
Business tax and surcharges expense	1,059	188	463.3%	Increase in insurance business tax and surcharges
Impairment losses	13	2,237	–99.4%	Decrease in assets which meet the condition of impairment losses
Income tax expenses	2,123	1,345	57.8%	Increase in taxable income
Other comprehensive income/(loss)	(3,862)	5,608	–168.9%	Impact of capital market fluctuation

Commission File Number 001-31914
3.2	Explanation and analysis of significant events and their impacts and solutions
☐ Applicable ☑ Not applicable
3.3	Implementation of undertakings by the Company, its shareholders and de facto controller
☑ Applicable ☐ Not applicable
1.
As the controlling shareholders of the Company, China Life Insurance (Group) Company (“CLIC”) undertook not to transfer or entrust others to manage their direct and indirect holdings in the Company, nor allow the Company to repurchase such shares for a period of 36 months from the date of listing of the Company’s A Shares. CLIC strictly followed these commitments during the Reporting Period. The lock-up of the 19,323,530,000 shares held by CLIC has expired on 11 January 2010. According to the “Implementation Measures in relation to the Transfer of certain State-owned Shares on the Domestic Stock Market to enrich the National Social Security Fund Policy” and Notice No. 63, jointly promulgated by the Ministry of Finance of PRC, the State-owned Assets Supervision and Administration Commission, the China Securities Regulatory Commission and the National Social Security Fund Council, 150,000,000 shares of the Company held by CLIC have been frozen in accordance with the law. The Company received a written notification from CLIC informing the Company that CLIC will fulfill its obligation to transfer the state-owned shares through payment of funds, and thereby continue to hold the shares. CLIC will commence procedures for un-freezing those shares after payment of the funds.

2.
Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 m2) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 m2) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the abovementioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto. CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related lands of the Company’s Shenzhen Branch, all other formalities in relation to the change of land and property ownership have been completed. The Shenzhen Branch of the Company continues to use such property and land, and no other parties have questioned or hindered the use of such property and land by the Company.

Commission File Number 001-31914
3.
China Life-CMG Life Assurance Company Limited, previously a subsidiary of CLIC, was a sino-foreign joint venture established on 4 July 2000, and had been owned as to 51% by CLIC and as to 49% by CMG Group of Australia. The business scope of China Life-CMG Life is to conduct the following businesses (excluding statutory insurance business) within the administrative district of Shanghai municipality and in the provinces, autonomous regions and municipalities where it has established branches: (1) insurance business such as life insurance, health insurance and accident and casualty insurance; (2) re-insurance of the above insurance businesses. CLIC undertook to sell all of its equity interests in China Life-CMC Life to a third party within three years after the listing of the Company on the Hong Kong Stock Exchange, or to take other measures to eliminate any competition between China Life-CMG Life and the Company.

On 27 January 2010, CLIC transferred its 51% equity interests in China Life-CMG Life to the Bank of Communications Co., Ltd. with the approval of the Ministry of Finance of the PRC, the State Administration for Industry and Commerce and the China Insurance Regulatory Commission. As a result, China Life-CMG Life Assurance Company Ltd. was formally renamed as BoCommLife Insurance Company Limited, and CLIC had thereby fulfilled its undertaking.

3.4	Warnings and explanation for any significant changes in net profit or cumulative loss from the beginning of the year to the end of the next reporting period as compared to the same period of last year
☐ Applicable ☑ Not applicable
3.5	The implementation of cash dividend policy during the reporting period

☐ Applicable ☑ Not applicable
This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore

Hong Kong, 28 April 2010

Commission File Number 001-31914
4.      APPENDIX
4.1	Balance sheet as at 31 March 2010 (unaudited)
RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	31 March	31 December	31 March	31 December
	2010	2009	2010	2009
ASSETS	Group	Group	Company	Company

Assets
Cash and cash equivalents	55,632	36,176	54,332	35,561
Held-for-trading financial assets	4,223	9,102	4,205	9,082
Securities purchased under agreements to resell	19,208	—	19,208	—
Interest receivables	15,746	14,199	15,670	14,111
Premiums receivables	12,252	6,818	12,252	6,818
Receivable from reinsurers	21	17	21	17
Unearned premium reserves receivable from reinsurers	60	83	60	83
Claim reserves receivable from reinsurers	20	31	20	31
Reserves for life insurance receivables from reinsurers	9	9	9	9
Reserves for long-term health insurance receivables from reinsurers	690	692	690	692
Policy loans	15,960	13,831	15,960	13,831
Debt plan investments	9,250	9,250	9,200	9,200
Other receivables	4,029	1,892	3,992	1,846
Term deposits	372,508	344,983	372,008	343,483
Available-for-sale financial assets	485,267	517,499	482,152	514,055
Held-to-maturity investments	241,540	235,099	241,533	235,092
Long-term equity investments	16,713	8,470	20,578	12,335
Statutory deposits	6,154	6,153	5,653	5,653
Constructions in progress	1,305	3,536	1,305	3,336
Fixed assets	15,908	13,511	15,388	13,184
Intangible assets	3,371	3,402	3,343	3,372
Other assets	1,495	1,452	1,491	1,447
Separate account assets	77	52	77	52

Total Assets	1,281,438	1,226,257	1,279,147	1,223,290

Yang Chao	Liu Jiade	Hwei-Chung Shao	Yang Zheng
Chairman	Vice President	Chief Actuary	Head of the
	in charge of		Financial
	Accounting Affairs		Department

Commission File Number 001-31914
4.1	Balance sheet as at 31 March 2010 (unaudited) (continued)
RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	31 March	31 December	31 March	31 December
	2010	2009	2010	2009
LIABILITIES AND EQUITY	Group	Group	Company	Company

Liabilities
Financial assets sold under agreements to repurchase	—	33,553	—	32,810
Premiums received in advance	2,033	1,804	2,033	1,804
Brokerage and commission payable	2,029	1,320	2,029	1,320
Reinsurance payable	34	30	34	30
Salary and welfare payable	4,068	4,447	3,878	4,287
Taxes payable	5,264	4,206	5,240	4,195
Claims payable	7,521	5,721	7,521	5,721
Policyholder dividends payable	55,615	54,587	55,615	54,587
Other payable	2,218	3,078	2,265	3,074
Policyholder deposits	69,412	67,274	69,412	67,274
Unearned premium reserves	6,254	5,997	6,254	5,997
Claim reserves	2,975	2,944	2,975	2,944
Reserves for life insurance	880,343	802,895	880,343	802,895
Reserves for long-term health insurance	6,717	6,328	6,717	6,328
Deferred tax liabilities	14,657	16,361	14,673	16,377
Other liabilities	3,055	2,884	3,055	2,882
Separate account liabilities	77	52	77	52

Total liabilities	1,062,272	1,013,481	1,062,121	1,012,577

Shareholders’ equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	70,800	74,662	70,745	74,598
Reserve fund	18,490	18,490	18,442	18,442
General reserve	9,636	9,636	9,636	9,636
Retained earnings	90,234	80,020	89,938	79,772
Exchange differences from translating foreign operating	(1)	(1)	—	—

Total equity attributable to shareholders of the Company	217,424	211,072	217,026	210,713

Minority interests	1,742	1,704	—	—

Total shareholders’ equity	219,166	212,776	217,026	210,713

Total liabilities and shareholders’ equity	1,281,438	1,226,257	1,279,147	1,223,290

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of the Financial Department

4.2	Income statement for the three months ended 31 March 2010 (unaudited)
RMB million (Unless otherwise stated)

	For the three months		For the three months
	ended 31 March		ended 31 March
	2010	2009	2010	2009
	Group	Group	Company	Company
		(restated)		(restated)

1. Operating income	128,733	109,477	128,563	109,399
Premiums earned	109,990	96,373	109,990	96,373
Premium income	110,299	97,213	110,299	97,213
Including: reinsurance premium income	—	1	—	1
Less: Premiums ceded to reinsurers	(28)	(30)	(28)	(30)
Unearned premium reserves	(281)	(810)	(281)	(810)
Investment income	18,339	11,711	18,275	11,672
Including: share of results of associates	400	248	400	248
Fair value gains/(losses)	(340)	841	(338)	838
Foreign exchange gains/(losses)	16	2	16	2
Other operating income	728	550	620	514
2. Operating expenses	(116,359)	(101,994)	(116,311)	(101,993)
Surrenders	(6,090)	(6,926)	(6,090)	(6,926)
Claims expense	(14,921)	(23,893)	(14,921)	(23,893)
Less: claims recoverable from reinsurers	18	17	18	17
Increase in insurance contracts reserve	(77,868)	(56,020)	(77,868)	(56,020)
Less: insurance reserves recoverable from reinsurers	(13)	(3)	(13)	(3)
Policyholder dividends	(4,065)	(2,096)	(4,065)	(2,096)
Business tax and surcharges expense	(1,059)	(188)	(1,046)	(181)
Underwriting and policy acquisition costs	(7,491)	(6,227)	(7,491)	(6,227)
Administrative expenses	(4,141)	(3,767)	(4,013)	(3,665)
Less: expenses recoverable from reinsurers	5	6	5	6
Other operating expenses	(721)	(660)	(814)	(768)
Impairment losses	(13)	(2,237)	(13)	(2,237)
3. Operating profit	12,374	7,483	12,252	7,406
Add: Non-operating income	10	48	10	48
Less: Non-operating expenses	(9)	(31)	(9)	(31)
4. Net profit before income tax expenses	12,375	7,500	12,253	7,423
Less: Income tax expenses	(2,123)	(1,345)	(2,087)	(1,326)
5. Net profit	10,252	6,155	10,166	6,097
6. Attributable to:
— shareholders of the Company	10,214	6,131
— minority interests	38	24
7. Earnings per share
Basic earnings per share	RMB0.36	RMB0.22
Diluted earnings per share	RMB0.36	RMB0.22
8. Other comprehensive income/(loss)	(3,862)	5,608	(3,853)	5,553
9. Total comprehensive income/(loss)	6,390	11,763	6,313	11,650
— shareholders of the Company	6,352	11,729
— minority interests	38	34

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of the Financial Department

4.3	Cash flow statement for the three months ended 31 March 2010 (unaudited)

	RMB million (Unless otherwise stated)

	For the three months		For the three months
	ended 31 March		ended 31 March
	2010	2009	2010	2009
	Group	Group	Company	Company
		(restated)		(restated)

1. Cash flows from operating activities
Premiums received	104,730	92,301	104,730	92,301
Net cash from reinsurance business	—	120	—	120
Net increase in policyholder investments and agency business liabilities	2,181	—	2,181	—
Net cash from securities at fair value through income	4,714	1,162	4,717	1,142
Cash received from other operating activities	1,212	1,171	1,012	740

Sub-total of cash inflows from operating activities	112,837	94,754	112,640	94,303

Cash paid for claims	(19,210)	(28,672)	(19,210)	(28,672)
Net cash paid for reinsurance business	(5)	—	(5)	—
Net decrease in policyholder investments and agency business liabilities	—	(666)	—	(666)
Cash paid for brokerage and commission fees	(6,781)	(6,187)	(6,781)	(6,187)
Cash paid for policyholder dividends	(1,100)	(2,201)	(1,100)	(2,201)
Cash paid to and for employees	(2,424)	(2,074)	(2,383)	(2,039)
Cash paid for taxes and surcharges	(1,852)	(492)	(1,822)	(481)
Cash paid for other operating activities	(2,868)	(1,662)	(2,782)	(1,416)

Sub-total of cash outflows from operating activities	(34,240)	(41,954)	(34,083)	(41,662)

Net cash flows from operating activities	78,597	52,800	78,557	52,641

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of the Financial Department

4.3	Cash flow statement for the three months ended 31 March 2010 (unaudited) (continued)

	RMB million (Unless otherwise stated)

	For the three months		For the three months
	ended 31 March		ended 31 March
	2010	2009	2010	2009
	Group	Group	Company	Company
		(restated)		(restated)

2. Cash flows from investing activities
Cash received from sales and redemption of investments	114,891	59,099	112,640	58,092
Cash received from investment income	10,829	8,383	10,776	8,363
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	26	58	25	58

Sub-total of cash inflows from investing activities	125,746	67,540	123,441	66,513

Cash paid for investments	(129,353)	(100,261)	(128,440)	(99,814)
Net increase in policy loans	(2,264)	(790)	(2,264)	(790)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(474)	(531)	(471)	(284)
Net cash from securities purchased under agreements to resell	(19,190)	—	(19,190)	—

Sub-total of cash outflows from investing activities	(151,281)	(101,582)	(150,365)	(100,888)

Net cash flows from investing activities	(25,535)	(34,042)	(26,924)	(34,375)

3. Cash flows from financing activities
Net proceeds from investment in securities sold under agreements to repurchase	—	4,574	—	3,868

Sub-total of cash inflows from financing activities	—	4,574	—	3,868

Net cash paid for securities sold under agreements to repurchase	(33,605)	—	(32,861)	—

Sub-total of cash outflows from financing activities	(33,605)	—	(32,861)	—

Net cash flows from financing activities	(33,605)	4,574	(32,861)	3,868

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of the Financial Department

4.3	Cash flow statement for the three months ended 31 March 2010 (unaudited) (continued)

	RMB million (Unless otherwise stated)

	For the three months		For the three months
	ended 31 March		ended 31 March
	2010	2009	2010	2009
	Group	Group	Company	Company
		(restated)		(restated)

4. Effect of changes in foreign exchange rate on cash and cash equivalents	(5)	2	(5)	2

5. Net increase/(decrease) in cash and cash equivalents	19,452	23,334	18,767	22,136

Add: Opening balance of cash and cash equivalents	36,197	34,085	35,582	33,934

6. Closing balance of cash and cash equivalents	55,649	57,419	54,349	56,070

Yang Chao Chairman	Liu Jiade Vice President in charge of Accounting Affairs	Hwei-Chung Shao Chief Actuary	Yang Zheng Head of the Financial Department